

November 17, 2009

By U.S. Mail and Facsimile to: (301) 296-5115

Joe Arruda
Chief Financial Officer
Rydex Specialized Products LLC
9601 Blackwell Road, Suite 500
Rockville, MD 20850

> **Re: CurrencyShares Euro Trust**
> **Form 10-K for the Fiscal Year Ended October 31, 2008**
> **File No. 001-32694**

Dear Mr. Arruda:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended October 31, 2008

Item 7. Management's Discussion and Analysis

1.   In future filings, both in Forms 10-K and 10-Q, revise the MD&A section in its entirety to comply with Item 303 of Regulation S-K and Release No. 33-8350 by identifying and analyzing known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on your financial condition or operating performance including, but not limited to, the following:

- Identify and discuss material changes in the results in the Results of Operations section. For example, address why there was a loss in the quarter ended July 31, 2009, why revenues increased or decreased, why the sponsor's fee increased or decreased, why dividends changed, etc.;

- Discuss whether the changes are to continue or why this is not a trend; and

- Discuss the performance, including return on equity, dividend payout ratio, and any other ratios that may be important to holders.

        Provide us with a draft of your proposed revised MD&A based on the Form 10-Q for the quarterly period ended September 30, 2009.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

2.   Please tell us how you concluded that this section is not applicable.

General

3.   We note the changes in the positions of chief executive officer and chief financial officer at Rydex Specialized Products LLC that appear to have occurred between the filing of the Form 10-Q for the quarterly period ended March 31, 2009 and the filing of the Form 10-Q for the quarterly period ended June 30, 2009. Please tell us why a Form 8-K was not filed to disclose those changes.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Michael Seaman at (202) 551-3366 or me at (202) 551-3434 with any questions.

Sincerely,

Michael Clampitt
Senior Attorney Advisor